Exhibit 99.9

Volaris Reports a 13% Increase in Passengers for May 2014

Mexico City, Mexico June 5, 2014 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the US, today reported its preliminary traffic results for May 2014.

The total number of booked passengers in May 2014 reached 801 thousand, a 12.9% increase compared to the same period in 2013. Domestic and international booked passengers in May reached 663 and 139 thousand, a 10.8% and 23.6% increase, respectively, compared to the same period in 2013. Volaris’ demand, measured in Revenue Passenger Miles (RPMs) increased 12.3% year over year in May 2014. Volaris registered a load factor of 82.1% in May 2014.

The following table summarizes Volaris’ traffic results for the month.

	May 2014	May 2013	Variance		Five Months Ended May 2014	Five Months Ended May 2013	Variance
RPMs (Millions)
Domestic	593	541	9.5%		2,818	2,522	11.7%
International	203	167	21.6%		985	862	14.3%

Total	796	709	12.3%		3,803	3,384	12.4%

ASMs (Millions)
Domestic	738	666	10.9%		3,531	3,165	11.6%
International	232	187	24.1%		1,183	1,000	18.3%

Total	970	852	13.8%		4,714	4,165	13.2%

Load Factor
Domestic	80.3%	81.3%	(1.0	) pp	79.8%	79.7%	0.1	pp
International	87.7%	89.5%	(1.8	) pp	83.3%	86.2%	(2.9	) pp

Total	82.1%	83.1%	(1.0	) pp	80.7%	81.3%	(0.6	) pp

Passengers (Thousands)
Domestic	663	598	10.8%		3,080	2,761	11.6%
International	139	112	23.6%		673	578	16.4%

Total	801	710	12.9%		3,753	3,339	12.4%

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Jimena Llano / jimena.llano@volaris.com / +52 1 55 4577 0857

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*	Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with “point to point” service, serving Mexico and the US. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 100 and its fleet from four to 47 aircraft. Volaris offers more than 200 daily flight segments on routes that connect 34 cities in Mexico and 13 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the US. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com